# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kuke Music Holding Ltd, CIK 0001809158
CUSIP: 501229207
Title of class of securities: American Depositary Shares, each representing ten (10) Class A ordinary shares, par value US$0.001 per share
Address of issuer's principal executive offices: ROOM 303 BEIJING BROADCASTING TOWER,, NO. JIA 14, JIANWAIDAJIE, CHAOYANG DISTRICT, BEIJING, China (F4), 100024
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-25-003514
Filed by CIK 0001548246

## Reporting persons
- Atlantis Investment Management Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (2.3% of the class)
- Atlantis Capital Group Holdings Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (2.3% of the class)
- Yang Liu: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (2.3% of the class)
- Syzygy Stable Multi-Asset Strategy SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (0.7% of the class)
- Atlantis New Hong Kong Equity Fund Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,200,000; sole dispositive power 0; shared dispositive power 2,200,000; aggregate amount beneficially owned 2,200,000 (0.8% of the class)
- Riverwood Multi-Growth Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (0.8% of the class)

## Item 1. Issuer
Name of issuer: Kuke Music Holding Ltd
Address of issuer's principal executive offices: 25-1, Beijing Music Industrial Park, Heizhuanghu Road, Chaoyang District, Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Atlantis Investment Management Limited ("AIM"), Atlantis Capital Group Holdings Limited ("ACG"), Yang Liu, Syzygy Stable Multi-Asset Strategy SP ("SSMS", a segregated portfolio of Syzygy Global Strategy SPC, a segregated portfolio company incorporated in the Cayman Islands), Atlantis New Hong Kong Equity Fund Limited ("ANHKEFL"), and Riverwood Multi-Growth Fund ("RMGF").

AIM is an asset manager operating in Hong Kong, and manages the investments of SSMS, ANHKEFL and RMGF. ACG is the sole shareholder of AIM, and Ms. Liu is the sole shareholder of ACG.

Each of the filing persons holds the Issuer's ADSs, each of which represents ten (10) Class A ordinary shares. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: For each of AIM, ACG, Ms Liu, SSMS, ANHKEFL and RMGF, 35/F The Centrium, 60 Wyndham Street, Central, Hong Kong SAR
Citizenship: For each of AIM, ACG and Ms. Liu, Hong Kong. For each of SSMS, ANHKEFL and RMGF, Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,300,000
Percent of class: 2.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page tables above. Percentage ownership based on 275,261,847 Class A ordinary shares outstanding, as set forth in the issuer's prospectus, dated June 4, 2025, filed with the SEC pursuant to Rule 424(b)(5).
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page tables above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Atlantis Investment Management Limited: /s/ Yang Liu, Yang Liu / Director (06/30/2025)
- Atlantis Capital Group Holdings Limited: /s/ Yang Liu, Yang Liu / Director (06/30/2025)
- Yang Liu: /s/ Yang Liu, Yang Liu (06/30/2025)
- Syzygy Stable Multi-Asset Strategy SP: /s/ Yang Liu, Yang Liu / Chief Investment Officer (06/30/2025)
- Atlantis New Hong Kong Equity Fund Limited: /s/ Yang Liu, Yang Liu / Director (06/30/2025)
- Riverwood Multi-Growth Fund: /s/ Yang Liu, Yang Liu / Director (06/30/2025)